EXHIBIT 99.1

News Release dated April 27, 2016, Suncor Energy reports first quarter 2016 results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports first quarter 2016 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working interest basis, before royalties, unless noted otherwise. Certain financial measures referred to in this document (cash flow from operations, operating (loss) earnings and Oil Sands operations cash operating costs) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations production and cash operating costs exclude Suncor’s interest in Syncrude’s operations.

Calgary, Alberta (April 27, 2016) – “Suncor’s ability to generate cash flow from operations, combined with the strength of our balance sheet, allowed us to maintain our dividend and continue investing in long-term profitable growth projects, even in the poor price environment we saw in the first quarter,” said Steve Williams, president and chief executive officer. “We continue to capitalize on opportunities, such as increasing our investment in the Syncrude asset, to generate long-term value for our shareholders.”

Highlights of the first quarter of 2016 include:

•                 Cash flow from operations of $682 million ($0.45 per common share).

•                 Operating losses were $500 million ($0.33 per common share), driven by low commodity prices, wider bitumen differentials to Western Canadian Select (WCS), weak benchmark refining margins and a Refining and Marketing first-in, first-out (FIFO) loss of $192 million. Net earnings were $257 million ($0.17 per common share).

•                 Acquired Canadian Oil Sands Limited (COS) on February 5, 2016, adding 128,500 barrels per day (bbls/d) of synthetic crude oil capacity.

•                 Record production from both Firebag and MacKay River, combined with strong upgrader reliability, resulted in record Oil Sands operations production of 453,000 bbls/d.

•                 Achieved cash operating costs per barrel in Oil Sands operations of $24.25, a 15% reduction versus the prior year quarter, due to lower costs, driven by the company’s cost reduction initiatives, and increased production.

•                 Refinery utilization averaged 91% and Refining operating expenses decreased to $5.10 per barrel (bbl), helping to offset weakness in distillate demand and benchmark cracking margins.

•                 Subsequent to quarter end, Suncor entered into an agreement to acquire an additional 5% interest in Syncrude for $937 million. The acquisition will increase Suncor’s working interest in Syncrude to 53.74%.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

Financial Results

Suncor recorded first quarter 2016 operating losses of $500 million ($0.33 per common share) and cash flow from operations of $682 million ($0.45 per common share), compared to operating earnings and cash flow from operations of $175 million ($0.12 per common share) and $1.475 billion ($1.02 per common share), respectively, in the prior year quarter. This reflected the 31% decline in the WTI benchmark price, a 43% decline in the WCS benchmark price, combined with a wider bitumen to WCS differential, as well as a decrease of approximately 40% in benchmark crack spreads, when compared to the first quarter of 2015. Highlights of the first quarter included record Oil Sands operations production, the lowest Oil Sands operations cash operating costs per barrel achieved since 2007 and overall refinery utilization in excess of 90%.

Net earnings were $257 million ($0.17 per common share) for the first quarter of 2016, compared with a net loss of $341 million ($0.24 per common share) for the prior year quarter. Net earnings for the first quarter of 2016 were impacted by the same factors that influenced operating losses described above and also included the impact of a non-cash after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt of $885 million, compared to an after-tax foreign exchange loss of $940 million in the prior year quarter. Net earnings in the first quarter of 2016 also included $38 million (after tax) for the COS acquisition and integration costs and $90 million (after tax) of non-cash mark to market losses related to interest rate derivatives for future debt issuance. During the first quarter of 2015, the company recognized a tax recovery of $406 million following a decrease in the tax rate in the United Kingdom (U.K.) on oil and gas profits. The net loss in the prior year quarter also included after-tax restructuring costs of $57 million and after-tax insurance proceeds of $75 million.

Operating Results

Suncor’s total upstream production was 691,400 barrels of oil equivalent per day (boe/d) in the first quarter of 2016, compared with 602,400 boe/d in the prior year quarter, with the increase due primarily to an additional 36.74% working interest in Syncrude associated with the COS acquisition on February 5, 2016, and increased Oil Sands operations production.

Oil Sands operations production was 453,000 bbls/d in the first quarter of 2016, compared to 440,400 bbls/d in the prior year quarter, primarily due to increased In Situ production in the first quarter of 2016. Production highlights included 322,300 bbls/d of SCO due to strong upgrader reliability, and record production at both Firebag and MacKay River of 199,000 bbls/d and 36,800 bbls/d, respectively. Oil Sands operations production in the second quarter of 2016 is expected to decrease as a result of a planned turnaround of Upgrader 2, which began at the end of the first quarter of 2016.

Cash operating costs per barrel for Oil Sands operations decreased in the first quarter of 2016 to an average of $24.25/bbl, compared to $28.40/bbl in the prior year quarter, due to lower costs as a result of the company’s cost reduction initiatives, increased production and lower natural gas prices.

“Our cost reduction initiatives are continuing to drive efficiencies across our operations” said Williams. “Record Oil Sands operations production and our focus on sustainable cost savings have allowed us to achieve the lowest Oil Sands operations cash operating costs per barrel since 2007.”

Suncor’s share of Syncrude production increased to an average of 112,800 bbls/d in the first quarter of 2016, compared to prior year quarterly production of 35,200 bbls/d. The increase is predominantly due to the COS acquisition. Quarter-over-quarter production at Syncrude also increased due to higher reliability in the first quarter of 2016, with upgrader utilization increasing to 91%, from 84% in the prior year quarter.

Production volumes in Exploration and Production (E&P) were 125,600 boe/d in the first quarter of 2016, compared to 126,800 boe/d in the prior year quarter, primarily due to natural declines, partially offset by higher production from Golden Eagle.

During the first quarter of 2016, Refining and Marketing began planned maintenance at the Commerce City refinery. Average refinery utilization remained strong at 91% in the first quarter, compared to 95% in the prior year quarter, despite weaker demand and the planned turnaround.

Strategy Update

Suncor obtained control of COS on February 5, 2016 by acquiring 72.8% of the outstanding common shares. A further 11.3% of the outstanding shares were acquired on February 22, 2016, with the remaining outstanding COS shares acquired on March 21, 2016. The COS shares were acquired for consideration of 0.28 of a Suncor share for each COS share, valuing the transaction at $6.9 billion at the time of the acquisition, which included COS debt of $2.6 billion.

Subsequent to the quarter end, Suncor entered into a purchase and sale agreement with Murphy Oil Company Ltd. (Murphy Oil), whereby Suncor would acquire Murphy Oil’s 5% interest in the Syncrude oil sands mining and upgrading joint arrangement for $937 million. The acquisition will increase Suncor’s working interest in Syncrude to 53.74%. The transaction is subject to regulatory approval and is anticipated to close by the end of the second quarter of 2016.

Suncor is also on track to achieve the $750 million reduction to its original 2016 capital budget, while maintaining steady progress on key growth projects already under construction, including Fort Hills and Hebron.

“We continue to progress our major growth projects which are expected to begin producing at the end of 2017,” said Williams. “We also continue to look for opportunities to grow our business through acquisitions, by adding assets that fit strategically at competitive valuations.”

Suncor continued to deliver cash returns to shareholders in the first quarter of 2016 through $453 million in dividends, increasing the rate per common share to $0.29, compared to $0.28 per common share in the first quarter of 2015. This represents the 14th consecutive year the company has increased the dividend, period over period.

Oil Sands Operations

Oil Sands operations continued to focus on projects that enhance safety, reliability and environmental performance. Spending in the first quarter was directed towards preliminary work on the Upgrader 2 turnaround, ongoing well pad development at Firebag and MacKay River to maintain existing production levels, tailings management projects at Oil Sands Base, and logistic and storage assets which will support market access for Fort Hills bitumen.

Oil Sands Ventures

The Fort Hills mining project continues to be on schedule with construction activities 55% complete. Key activities during the quarter included procurement of equipment for secondary extraction as well as module fabrication and construction for secondary extraction and utilities. The project is expected to deliver approximately 91,000 bbls/d of bitumen to Suncor’s operations, with first oil expected in the fourth quarter of 2017 and 90% of its planned capacity being reached within twelve months thereafter. Spending at Fort Hills also included advancement of certain early-works sustaining activities that are expected to optimize the mine plan following the commencement of production. The first quarter of 2016 also included an increased share of Syncrude sustaining capital, which was focused on tailings management and preliminary work on planned coker maintenance that will be executed in the second quarter of 2016.

Exploration and Production

Construction of the Hebron project continued in the first quarter of 2016 with first oil expected in late 2017. Suncor’s working interest in the Hebron project was reset on January 1, 2016, decreasing from 22.7% to 21.0%, reducing the company’s share of estimated production to 31,600 bbls/d, at peak production rates.

Exploration drilling at the deepwater Shelburne Basin offshore Nova Scotia continued in the first quarter of 2016. Growth capital also included development drilling activities at Hibernia and Golden Eagle.

Operating (Loss) Earnings Reconciliation(1)

	Three months ended March 31
($ millions)	2016	2015
Net earnings (loss)	257	(341)
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(885)	940
Non-cash mark to market loss on interest rate swaps(2)	90	—
COS acquisition and integration costs(3)	38	—
Impact of income tax rate adjustments on deferred income taxes(4)	—	(406)
Restructuring charges(5)	—	57
Insurance proceeds(6)	—	(75)
Operating (loss) earnings(1)	(500)	175

(1)

Operating (loss) earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of Suncor’s Management’s Discussion and Analysis dated April 27, 2016 (the MD&A).

(2)	Non-cash loss on the company’s interest rate swaps resulting from a decrease in long-term interest rates and unfavourable foreign exchange.

(3)	Transaction and related charges associated with the acquisition of COS.

(4)	Adjustments to the company’s deferred income taxes resulting from a decrease in the U.K. tax rate on oil and gas profits from the North Sea.

(5)	Restructuring charges related to the cost reduction initiatives.

(6)	Business interruption insurance proceeds on the Terra Nova asset in the E&P segment.

Corporate Guidance

Suncor has updated production and assumptions provided for in its 2016 corporate guidance, previously issued on February 3, 2016. The full year outlook range for Syncrude production has been updated from 30,000 - 35,000 bbls/d to 125,000 - 135,000 bbls/d, which reflects the additional 36.74% working interest acquired through the COS acquisition on February 5, 2016, and the full year outlook range for Suncor total production has correspondingly been increased from 525,000 - 565,000 bbls/d to 620,000 - 665,000 bbls/d. In addition, Syncrude cash operating costs of $35.00 - $38.00/bbl have been included in the company’s 2016 full year outlook. The capital spending outlook of $6.0 - $6.5 billion for 2016 includes approximately $250 million for Suncor’s incremental 36.74% ownership of Syncrude.

The following 2016 full year outlook assumptions have also been adjusted: East Coast Canada Royalties to 14% - 18% from 19% - 23%, New York Harbor 3-2-1 crack spread to US$12.50/bbl from US15.00/bbl, AECO - C Spot to $1.75/GJ from $2.50/GJ and the US$/Cdn$ exchange rate to 0.75 from

0.70. For further details and advisories regarding Suncor’s 2016 revised corporate guidance, see suncor.com/guidance.

Non-GAAP Financial Measures

Operating (loss) earnings and Oil Sands operations cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of the MD&A. Cash flow from operations is defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of the MD&A.  These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory — Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements in this news release include references to: the purchase and sale agreement with Murphy Oil whereby Suncor will acquire Murphy Oil’s 5% interest in the Syncrude oil sands mining and upgrading joint arrangement, including that the acquisition will increase Suncor’s working interest in Syncrude to 53.74% and that the transaction is anticipated to close by the end of the second quarter of 2016; the anticipated duration and impact of planned maintenance events, including those at Oil Sands; Suncor’s growth projects, including: (i) statements around the Fort Hills mining project, which is expected to deliver approximately 91,000 bbls/d of bitumen to Suncor’s operations, with first oil expected in the fourth quarter of 2017 and 90% of its planned capacity being reached within twelve months thereafter; and (ii) statements around the Hebron project, including first oil expected in late 2017 and the company’s estimated share of production of 31,600 bbls/d; that Suncor continues to look for opportunities to grow its business through acquisitions, by adding assets that fit strategically at competitive valuations; and the company’s outlook relating to production and Syncrude cash operating costs and the company’s outlook assumptions.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The MD&A and Suncor’s Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated February 25, 2016, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory — BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

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A full copy of Suncor’s first quarter 2016 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/financialreporting.

To listen to the conference call discussing Suncor’s first quarter results, visit suncor.com/webcasts.

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